UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB APPROVAL
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FORM 12B-25					SEC FILE NUMBER
NOTIFICATION OF LATE FILING					CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION Blackhawk Capital Group BDC, Inc.
Full Name of Registrant
Former Name if Applicable 880 Third Avenue, 12th Floor
Address of Principal Executive Office (Street and Number) New York, New York 10022
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company's Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2010 cannot be filed within the prescribed time period without unreasonable effort or expense because the Company does not currently have any funds to pay its independent auditor, EisnerAmper LLP ("Auditor"), to commence work on the audit of the Company's financial statements for the fiscal year ended December 31, 2010.  Attached as Exhibit A* to this Form 12b-25 is a letter from the Company's Auditor stating the specific reasons why the Auditor is unable to furnish on a timely basis its required opinion.  The Company is trying to raise funds to have the Auditor commence work on the audit of the Company's 2010 financial statements.  The Company expects to file the 2010 Form 10-K on or before the 15th calendar day following the prescribed due date.  In addition, Commission staff is currently reviewing (the "Review") the Company's Form 1-E and 1-E/A filings ("Form 1-E") filed with the Commission in November 2010 and February 2011, respectively, under Regulation E of the Securities Act of 1933, as amended ("Securities Act"), relating to the offering of shares of common stock, par value $0.00001 per share ("Common Stock").  In connection with its Review, Commission staff has commented, among other things, on the Company's financial statements included in the Form 1-E, including unaudited financial statements for the fiscal quarter ended September 30, 2010 and the audited financial statements for the fiscal year ended December 31, 2009.  Staff comments and resolution thereof will impact the 2010 financial statements to be included in its 2010 Form 10-K.  The Company received the staff's comment letter in January 2011 and responded in February 2011.  The Company is working with the SEC staff to resolve the open financial statement issues and other matters in the Form 1-E.  As of the date of this filing, staff's Review and comments has not been completed.  The Company cannot assure that it will be able to satisfactorily resolve the open matters with the Commission by the extended filing date for the 2010 Form 10-K.

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(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Dr. Craig A. Zabala	917	338-7710
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐  No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exhibit

*Exhibit A - Letter dated March 30, 2011 from EisnerAmper LLP

Blackhawk Capital Group BDC, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2011	By /s/ Dr. Craig A. Zabala

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this  chapter).

EXHIBIT A

Letter From EisnerAmper LLP

EisnerAmper LLP 750 Third Avenue New York, NY 10017-2703 T 212-949-8700 F 212-891-4100 www.eisneramper.com

March 30, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

To Whom It May Concern:

We, EisnerAmper LLP, the independent auditors, have informed Blackhawk Capital Group BDC, Inc. (the “Company”) that no future audit services will be performed until amounts due us have been paid.

Sincerely,
/s/ EisnerAmper LLP
EisnerAmper LLP